Filed by Helport AI Limited

Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Form F-4 File No. 333-276940

Subject Company: Helport AI Limited

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 18, 2024

Tristar Acquisition I Corp.
(Exact name of registrant as specified in its charter)

Cayman Islands	001-40905	98-1587643
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2 Burlington Woods Drive, Suite 100

Burlington, MA 01803

(Address of principal executive offices, including zip code)

+1 (781) 640-4446

Registrant’s telephone number, including area code:

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A Ordinary Share, par value $0.0001 per share, and one-half of one Redeemable Warrant	TRIS.U	New York Stock Exchange

Class A Ordinary Share, par value $0.0001 per share	TRIS	New York Stock Exchange

Warrant, each whole warrant exercisable for one Class A Ordinary Share for $11.50 per share	TRIS.W	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into Material Definitive Agreements.

As previously disclosed by Tristar Acquisition I Corp., a Cayman Islands exempted company (“Tristar”) in a Current Report on Form 8-K filed on November 16, 2023 with the U.S. Securities and Exchange Commission (the “SEC”), Tristar entered into a Business Combination Agreement, dated November 12, 2023 (as amended on December 18, 2023, the “Business Combination Agreement”), with Helport AI Limited, a British Virgin Islands business company (“Pubco”), Merger I Limited, a British Virgin Islands business company and a wholly-owned subsidiary of Pubco (the “First Merger Sub”), Merger II Limited, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of Pubco (the “Second Merger Sub”), Helport Limited, a British Virgin Islands business company (“Helport”), Navy Sail International Limited, a British Virgin Islands company, in the capacity as Purchaser Representative thereunder, and Extra Technology Limited, a British Virgin Island business company, in the capacity as Seller Representative thereunder, in connection with a proposed business combination among the parties (the “Business Combination”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Business Combination Agreement.

On May 18, 2024, Tristar and Pubco entered into subscription agreements (the “PIPE Subscription Agreements”) with three investors on substantially same terms (the “PIPE Investors”), pursuant to which, among other things, Pubco has agreed to issue and sell to the PIPE Investors, and the PIPE Investors have agreed to subscribe for and purchase certain number of ordinary shares of Pubco (“PIPE Shares”)  at a purchase price equal to the lower of (i) $10.80 per  share or (ii) the per share redemption price for public shareholders in connection with the Business Combination, for an aggregate purchase price of $15,000,000, in a private placement (the “PIPE Investment”).

The purpose of the PIPE Investment is to raise additional capital for use by Pubco following the closing of the Business Combination (the “Closing”). The PIPE Subscription Agreements contain customary representations and warranties of each of Tristar, Pubco and the PIPE Investors, and customary conditions to closing, including the consummation of the Business Combination. Under the terms of the PIPE Subscription Agreements, Pubco is obligated to file a registration statement to register for the resale of all the PIPE Shares within 90 days of the Closing (the “Filing Deadline”), and to use its commercially reasonable efforts to cause such registration statement to become effective as soon as practicable after the filing there of, but no later than the earlier of (i) the 60th calendar day (or the 90th calendar day if the SEC notifies Pubco it will “review” the registration statement) and (ii) the 10th business day (if the SEC notifies Pubco it will not “review” the registration statement), following the Filing Deadline, subject to certain exceptions.

The securities sold in connection with the PIPE Investment were sold under the exemption from registration provided by Section 4(a)(2) of the Securities Act.

A form of the PIPE Subscription Agreement is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference. The disclosures set forth in this Item 1.01 are intended to be summaries only and are qualified in their entirety by reference to the form of the PIPE Subscription Agreement.

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Item 3.02 Unregistered Sale of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein.

Forward-Looking Statements

The information in this Current Report on Form 8-K contains, and certain oral statements made by representatives of Pubco, Tristar and Helport and their respective affiliates, from time to time may contain, “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Pubco’s, Tristar’s and Helport’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Pubco’s, Tristar’s and Helport’s expectations with respect to future performance and anticipated financial impacts of the transactions contemplated by the Business Combination Agreement (the “Transactions”), the satisfaction of the closing conditions to the Transactions and the timing of the completion of the Transactions. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Tristar or Helport and are difficult to predict. Factors that may cause such differences include but are not limited to: (i) the inability of the parties to successfully or timely consummate the Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the surviving post-merger entity (the “Company”) or the expected benefits of the Transactions, if not obtained; (ii) the failure to realize the anticipated benefits of the Transactions; (iii) matters discovered by the parties as they complete their respective due diligence investigation of the other parties; (iv) the ability of Tristar prior to the Transactions, and the Company following the Transactions, to maintain the listing of the Company’s shares on a national exchange; (v) costs related to the Transactions; (vi) the failure to satisfy the conditions to the consummation of the Transactions, including the approval of the Business Combination Agreement by the shareholders of Tristar; (vii) the risk that the Transactions may not be completed by the stated deadline and the potential failure to obtain an extension of the stated deadline; (viii) the outcome of any legal proceedings that may be instituted against Pubco, Tristar or Helport related to the Transactions; (ix) the attraction and retention of qualified directors, officers, employees and key personnel of Pubco, Tristar and Helport prior to the Transactions, and the Company following the Transactions; (x) the ability of the Company to compete effectively in a highly competitive market; (xi) the ability to protect and enhance Helport’s or the Company’s corporate reputation and brand; (xii) the impact from future regulatory, judicial, and legislative changes in Helport’s or the Company’s industry; (xiii) competition from larger technology companies that have greater resources, technology, relationships and/or expertise; (xiv) future financial performance of the Company following the Transactions, including the ability of future revenues to meet projected milestones; (xv) the ability of the Company to forecast and maintain an adequate rate of revenue growth and appropriately plan its expenses; (xvi) the ability of the Company to generate sufficient revenue from each of its revenue streams; (xvii) the ability of the Company’s patents and patent applications to protect the Company’s core technologies from competitors; (xviii) the Company’s ability to manage a complex set of marketing relationships and realize projected revenues from subscriptions and/or advertisements; (xix) product sales and/or services; (xx) the Company’s ability to execute its business plans and strategy; (xxi) the ability of the Company to anticipate or successfully implement new technologies; (xxii) the ability of the Company to successfully collaborate with business partners; (xxiii) risks relating to the Company’s operations and business, including information technology and cybersecurity risks; and (xxiv) other risks and uncertainties disclosed from time to time in other reports and other public filings with the SEC by Pubco, Tristar or Helport. The foregoing list of factors is not exclusive. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Pubco, Tristar and Helport undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Readers are referred to the most recent filings with the SEC by Pubco and/or Tristar. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and none of Pubco, Helport nor Tristar undertake any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

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Additional Information

Pubco has filed with the SEC a Registration Statement on Form F-4 (as may be amended, the “Registration Statement”), which includes a preliminary proxy statement of Tristar and a prospectus in connection with the proposed Business Combination involving Tristar, Pubco, Merger I Limited, Merger II Limited and Helport pursuant to the Business Combination Agreement. The definitive proxy statement and other relevant documents will be mailed to shareholders of Tristar as of a record date to be established for voting on Tristar’s proposed Business Combination with Helport. SHAREHOLDERS OF TRISTAR AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT IN CONNECTION WITH TRISTAR’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT TRISTAR, HELPORT, PUBCO AND THE BUSINESS COMBINATION. Shareholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to Tristar by contacting its Chief Executive Officer, Xiaoma (Sherman) Lu, c/o Tristar Acquisition I Corp., 2 Burlington Woods Drive, Suite 100, Burlington, MA 01803, at +781 640-4446.

Participants in The Solicitation

Tristar, Helport, Pubco and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from the holders of Tristar securities in respect of the proposed Transactions. Information about Tristar’s directors and executive officers and their ownership of Tristar’s securities is set forth in Tristar’s filings with the “SEC”. Additional information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed Transactions when it becomes available. These documents can be obtained free of charge from the sources indicated above.

No Solicitation or Offer

This Current Report on Form 8-K is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed Transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

The following exhibits are being filed herewith:

10.1*	Form of PIPE Subscription Agreement by and among Tristar Acquisition I Corp, Helport AI Limited and the undersigned PIPE Investor thereto.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

The exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRISTAR ACQUISITION I CORP.

Dated: May 22, 2024	By:	/s/ Xiaoma (Sherman) Lu
	Name:	Xiaoma (Sherman) Lu
	Title:	Chief Executive Officer

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